Filed by IDEC Pharmaceuticals Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: IDEC Pharmaceuticals Corporation
Commission File No. 0-19311

This filing relates to the proposed merger-of-equals transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 20, 2003 (the "Merger Agreement"), by and among IDEC Pharmaceuticals Corporation ("IDEC"), Bridges Merger Corporation, a wholly owned subsidiary of IDEC, and Biogen, Inc. ("Biogen"). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by each of Biogen and IDEC on June 23, 2003, and is incorporated by reference into this filing.

THE FOLLOWING IS PART OF AN EMPLOYEE COMMUNICATION SERIES CONSISTING OF INTERVIEWS WITH EXECUTIVES REGARDING THE MERGER

MERGER NEWS

The Technology behind the Merger

What it takes to build a world-class infrastructure
An interview with Pat Purcell, Chief Information Officer at Biogen

Two companies. Two technology infrastructures. One vision: To launch Biogen-IDEC with seamless communications on Day 1. Will we be ready? Based on the success of the integration planning he's overseen so far, Pat Purcell has no doubt that the most critical communications systems will be "go" when the new company takes off.

Integrating technology platforms sounds like a huge challenge. Where did you start?

Actually, we started thinking about technology integration in the due diligence process before the merger agreement was even signed. Since technology is a key part of both companies, it was important to be very confident that the infrastructures were compatible and that applications could be leveraged across the business. We were very pleased to find the level of compatibility that we did because it meant that integrating the two companies from a technology standpoint would actually lead to savings in terms of capital investment. In this sense, technology became a real supporting factor in the decision to merge.

And since then?

We've got a team of IT professionals from both Biogen and IDEC who are charged with understanding what each company has in place now and what the combined company will need in the future. Working closely with the business, they'll then recommend the best approach to take to meet the most urgent technology need—which is to be able to communicate as a combined company—as well as the longer-term business needs.

When will we be able to communicate as a combined company?

On the day the merger becomes effective, with some exceptions, we'll be able to communicate as if we've always been one company. Not every company going through a merger has that advantage. Usually, merged companies need to communicate over the Internet for a while. But Biogen and IDEC's base communications systems are on the same platform so we'll be on the same e-mail system, networks, and file systems immediately. We'll also have a common intranet that will allow us to share key information corporate-wide. I'm especially excited about this because I believe it will help create a real sense of community across the company.

How are we planning for long-term technology needs?

Long-term technology needs relate directly to our business strategy. The team is working with the heads of each functional area to understand their business plans, what applications they currently have to support the business and what they'll need in the future. As a result, when our work is done, we'll have a blueprint of a technology architecture for the combined company that will be grounded in the needs of the business. That new architecture can then be phased in over time.

Ultimately, we'll be moving toward common systems for the combined company. In sales and marketing, for instance, Biogen has a great Sales Force Automation system, while IDEC has a Contract Management system for larger accounts, both of which can potentially be shared in the new organization. Similarly, Biogen has an Intranet than can be updated to serve as a core company wide communication tool, while Biogen users working on major projects can take advantage of the workgroup collaboration software that IDEC has in place.

Will this mean a lot of change for employees?

The amount of change that employees see as a result of technology integration will vary depending on where they are and what they do. But I can say with confidence overall that the changes will be for the better. For example, each company has "best-in-class" applications, but in different areas. So Biogen will adapt IDEC applications that will upgrade our current systems and IDEC will be able to do the same with Biogen applications. These upgrades will help employees streamline their own work processes. Plus, people will have an opportunity to learn new software and upgrade their own skills and competencies.

Will the fact that we are a global company create any special technology challenges during the merger?

This really isn't a major issue. Biogen has had to address the need to support our international operations already, as we have made a common set of technologies available in the U.S., Europe, and the Asia-Pacific region. Bringing Biogen and IDEC together into this overall framework should be straightforward.

It sounds like a lot is riding on the success of the IT integration. How's your team dealing with that?

You know that we only hire people who are always looking for the next challenge, and this group has been totally up for this one from the very start. For most of the team, this is a once in a lifetime career opportunity. I mean, how often do you get to be at the center of a merger that will form the third largest biotech company, and one with as much future potential as Biogen-IDEC? It's very exciting to be part of this and I have complete confidence that this team will continue to deliver.

Do you have any concerns at all about the technology integration process?

Honestly, I don't. We've made a lot of progress over the past six weeks and as of right now I have every reason to believe that once we pull this together, we will have a solid, efficient IT infrastructure that will carry Biogen-IDEC well into the future.

Pat Purcell is Senior Vice President and Chief Information Officer for Biogen. He joined Biogen in 2000 from Sprint Corporation where he worked for eight years in a variety of financial, sales operations, and information technology management roles. Earlier in his career, he was a consulting manager for Deloitte Touche Management Consulting and a mechanical engineer for RCA Astro-Electronics. He has a Masters Degree from the University of Pennsylvania's Wharton School, and a Bachelor of Science from Boston University.

Safe Harbor Statement

This document contains "forward-looking" statements including statements regarding benefits of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth, and expectations for our products and plans for development and expansion of our pipeline. These statements are based on our respective managements' current expectations. There are a number of risks and uncertainties that could cause actual results to differ materially. For example, we may be unable to obtain shareholder or regulatory approvals required for the merger. Problems may arise in successfully integrating our businesses. The merger may involve unexpected costs. We may be unable to achieve cost-cutting synergies. Our businesses may suffer as a result of uncertainty surrounding the merger. The market for our products may change or be impacted by competition, new data, supply issues or marketplace trends. Technical, regulatory or manufacturing issues, new data or intellectual property disputes may affect our programs or we may encounter other difficulties in developing our pipeline or in gaining approval of new products.

For more detailed information on the risks and uncertainties associated with each company's business activities see our respective reports filed with the SEC. Neither company undertakes any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

IDEC Pharmaceuticals Corporation has filed with the Securities and Exchange Commission Amendment No. 1 to the Registration Statement on Form S-4 on August 28, 2003 that includes a preliminary joint proxy statement/prospectus of IDEC and Biogen and other relevant documents in connection with the proposed transaction. Investors and security holders of IDEC and Biogen are urged to read the preliminary joint proxy statement/prospectus and other relevant materials because they contain important information about IDEC, Biogen and the proposed transaction. Investors and security holders may obtain a free copy of these materials and other documents filed with the Securities and Exchange Commission at the SEC's website at www.sec.gov. A free copy of the preliminary joint proxy statement/prospectus may also be obtained from IDEC Pharmaceuticals Corporation, 3030 Callan Road, San Diego, CA 92121, Investor Relations, or from Biogen, Inc., Fourteen Cambridge Center, Cambridge, MA 02142, Investor Relations. In addition, investors and security holders may access copies of the documents filed with the SEC by IDEC on IDEC's website at www.idecpharm.com and investors and security holders may access copies of the documents filed with the SEC by Biogen on Biogen's website at www.biogen.com.

IDEC, Biogen and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information regarding the executive officers and directors of IDEC and their ownership of IDEC common stock is set forth in the proxy statement for IDEC's 2003 annual meeting of stockholders, which was filed with the SEC on April 11, 2003. Information regarding the executive officers and directors of Biogen and their ownership of Biogen common stock is set forth in the proxy statement for Biogen's 2003 annual meeting of stockholders, which was filed with the SEC on April 17, 2003. Information regarding the interests of the officers and directors of IDEC and Biogen in the proposed transaction is set forth in Amendment No. 1 to the Registration Statement on Form S-4 filed with the SEC on August 28, 2003, which includes a preliminary joint proxy statement/prospectus of IDEC and Biogen and other relevant materials regarding the proposed transaction.